Exhibit (a)(15)

Lincare Holdings Inc.

19387 U.S. 19 North

Clearwater, FL 33764

July 27, 2012

Dear Lincare Holdings Inc. Optionholder:

You are receiving this informational letter as the holder of an option to purchase shares of common stock, par value $0.01 per share, of Lincare Holdings Inc. (your “Option”) that was granted to you pursuant to a Lincare Holdings Inc. Stock Plan (other than the Lincare Holdings Inc. 2009 Employee Stock Purchase Plan). As you may know, Lincare Holdings Inc. (the “Company”) entered into an Agreement and Plan of Merger dated as of July 1, 2012 (the “Merger Agreement”) among Linde AG, a stock corporation organized under the Laws of Germany (“Parent”), Linde US Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (“Purchaser”), and the Company. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement, which is available to the public on the Securities and Exchange Commission’s (the “SEC”) website (http://www.sec.gov) and will be provided to you at your request.

As described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on July 11, 2012 (a copy of which is publicly available at the SEC’s website at http://www.sec.gov), pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all issued and outstanding shares (each a “Share” and, collectively, the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) at a purchase price of $41.50 per Share, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on August 7, 2012 (which is the end of the day on August 7, 2012), unless the tender offer is extended. The consummation of the tender offer is conditioned on the tender of a number of Shares that, when taken together with Shares (if any) then owned by Parent or any of its subsidiaries, represents more than 50% of the Shares then outstanding determined on a fully-diluted basis, as well as other customary closing conditions. If all applicable conditions to the tender offer are satisfied, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the tender offer (the time of such acceptance, the “Acceptance Time”). As more fully described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, following the successful completion of the tender offer, Purchaser will merge with and into the Company.

The Merger Agreement provides that each Option, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time will be cancelled immediately prior to the Acceptance Time, and you will be entitled to receive an amount in cash equal to the product of (x) the total number of shares of Common Stock subject to your Option and (y) the excess of the Offer Price ($41.50 per Share) over the exercise price per shares of Common Stock subject to your Option, with the aggregate amount of such payment rounded down to the nearest cent and reduced by such amounts as are required to be withheld or deducted for taxes (your “Option Consideration”). Subject to the successful completion of the tender offer and consummation of the Merger, the Company will pay you your Option Consideration upon, or as soon as reasonably practicable after, the consummation of the Merger, without interest.

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The description of the transactions contemplated by the Merger Agreement and the treatment of your Option set forth above is qualified in its entirety by reference to the Merger Agreement.

Please note that there is nothing for you to do at this time. If you have questions, please feel free to contact by phone at or by email at and the Company will provide you with any additional relevant information that you reasonably request.

Sincerely,

Lincare Holdings Inc.

/S/ PAUL GABOS
Name: Paul Gabos
Title: Chief Financial Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Purchaser’s tender offer for shares of Common Stock commenced on July 11, 2012, and, in connection with the tender offer, Parent and Purchaser filed a tender offer statement on Schedule TO with the SEC. The Company’s stockholders and optionholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 filed by the Company with the SEC because they contain important information about the proposed transaction. These documents are available at no charge on the SEC’s website (http://www.sec.gov). In addition, copies of the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement are available to all stockholders and optionholders of the Company by contacting the Company’s Investor Relations department at (727) 530-7700.

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